The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

May 7, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:	Tom Kluck
Branch Chief

Re:	eBullion, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed March 24, 2014
File No. 333-188003

Dear Mr. Kluck:

Thank you for your April 14, 2014 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 8 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.           We note your response to comment 2 of our comment letter dated February 21, 2014.  We also note that you indicate that “eBullion Trade currently . . . does have office space and computer hardware and software necessary for it to operate an electronic trading platform upon approval of its membership application.” However, your disclosure then states that “[t]he electronic trading platform that eBullion Trade intends to utilize will not be the electronic platform licensed by Man Loong from True Technology but rather will need to be licensed directly from the Chinese government . . . .” Please revise your disclosure throughout your registration statement to reconcile these disclosures and to explain the status of eBullion Trade’s license of the electronic trading platform

United States Securities and Exchange Commission
May 7, 2014

Response:  Please note that eBullion Trade has repaid Man Loong’s loan to it in full and therefore will not become a subsidiary of Man Loong. Accordingly, we have removed a substantial portion of the prior disclosure regarding the current business description of eBullion Trade (including the disclosure of their assets and the platforms that they have indicated they will use) because we believe that such disclosure was only necessary if eBullion Trade was to become a subsidiary of Man Loong. We have been informed that eBullion Trade’s membership application has not yet been approved by the GPME.  In response to your comment, please note that trading companies licensed by the GPME must use an electronic trading platform software package which is designated and approved by the government of the Peoples’ Republic of China.  It is an “off the shelf” software package that is available for purchase by all licensed members of the GPME.  eBullion Trade has indicated to Man Loong that it has received the software, installed it and is currently training its staff and agents on its use.  Upon approval of eBullion Trade’s application to the GPME, eBullion Trade will be obligated to pay the license fee for the software of RMB 600,000 (USD 98,500) before it can use the software to commence trading.

Financial Statements

Financial Statements of eBullion, Inc. for the Three and Nine Months Ended December 31, 2013 and 2012, page F-1

Notes to the Financial Statements, page F-5

4. Loan receivable from eBullion Trade, page F-15

2.           We note to our prior comment four.  Please expand your response to disclose the activities that most significantly impact eBullion Trade, and tell us who directs those activities.  Additionally, please expand your response to tell us how you determined that Man Loong does not have the obligation to absorb the expected losses of eBullion Trade that could potentially be significant to eBullion Trade. Your response should address the impact if the loan is not repaid.  Within your response, please refer to ASC 810-10.

United States Securities and Exchange Commission
May 7, 2014

Response:

       Please note that eBullion Trade eBullion Trade has repaid the loan in full, in cash in accordance with the terms of its loan agreement with Man Loong and therefore is no longer a VIE. Notwithstanding the forgoing, below are our responses to your comment set forth above. Our analysis of whether eBullion Trade was the primary beneficiary of the VIE was first based on the purpose and design of the VIE, and then on the risks that the VIE was designed to create and pass through to its variable interest holders (ASC 810-10-25-38A(a).

eBullion Trade was set up as a corporation under the laws of the Peoples Republic of China (“PRC”) for the end purpose of operating an electronic trading platform to trade silver contracts within the PRC.  The designers of eBullion Trade devised two separate and distinct stages for the company:  first the license application process including acquiring the funds needed to support it, and second, contingent upon the GPME’s approval of the license, fund and operate eBullion Trade.

Man Loong’s decision to make the loan was based on the premise that the money deposited for the GPME application was secure and that if eBullion Trade could not repay the loan, eBullion Trade would become a wholly owned subsidiary of Man Loong. In addition, Man Loong set the maturity date of the loan to be on or near the date of the expected approval of the license application, i.e. Man Loong’s involvement with eBullion Trade would only be during eBullion Trade’s development stage. Based on our analysis of all the facts and circumstances, we concluded that it was appropriate to look only at the risks that the VIE was designed to create and pass through to its variable interest holders during its development stage. Further we concluded: (a) that if the loan was repaid, eBullion Trade would cease to be a VIE; (b) if the loan was not repaid eBullion Trade would also cease to be a VIE but would then become subject to consolidation as a wholly owned subsidiary of Man Loong under ASC 810-10-45 et. seq.; and, (c) that if Man Loong and eBullion Trade decided to work together after the development stage, Man Loong would reassess whether eBullion Trade was a VIE pursuant to ASC 810-10-35-4.

As stated in our previous response, in assessing the risks that eBullion Trade was designed to create and pass through to its variable interest holders, we concluded that eBullion Trade was designed only to obtain the license and therefore the only risk was the non-approval of the license, which was totally under the control of eBullion Trade’s management and sole equity holder. Man Loong never had the power to direct the license application risk.

Again, we made the above conclusion believing that Man Loong’s variable interest in eBullion Trade would end on or about the date the application with the GPME was to be approved, or earlier. Therefore, unless the loan agreement was modified to create a relationship beyond the application process, eBullion Trade had no designed risk that could have occurred, other than what is noted herein.

As stated in our previous response, Man Loong’s arrangement with eBullion Trade gave Man Loong certain control over eBullion Trade’s use of funds. However, it should be noted that these rights did not allow Man Loong the ability to direct any activities; these rights were simply participating rights as defined in ASC 810-10-20 (a)(2). Additionally, these participating rights were non-substantive (as defined in pre-codification paragraph 14-C of Interpretation 46R). Therefore, these rights were not considered when determining who had the power to direct the activities of the eBullion Trade (ASC 810-10-25-38C).

In short, Man Loong gave a loan to eBullion Trade and had absolutely no control over anything eBullion Trade did other than through its participating rights; therefore, even if it was concluded that we should have not limited our analysis to just the development stage of eBullion Trade, the result would still be the same. No matter what eBullion Trade was designed to do, no matter what risks it was designed to create beyond the development stage, such as, commodity price stagnation, interest rate risks, etc., those risks are all outside of the control of any entity that could have a variable interest in eBullion Trade.  Man Loong had absolutely no ability to direct any activities of eBullion Trade and therefore is not the primary beneficiary of eBullion Trade (ASC 810-10-25-38A(a)).

United States Securities and Exchange Commission
May 7, 2014

Because we did not have the ability to control any activities of eBullion Trade and therefore were not the primary beneficiary pursuant to ASC 810-10-25-38A(a), the guidance states that we are not required to evaluate whether we had the obligation to absorb the losses of eBullion Trade. Nonetheless, concerning the Staff’s inquiry of how we determined that Man Loong did not have the obligation to absorb the losses of eBullion Trade, and specifically the impact on this statement if the loan was not repaid, we still conclude that Man Loong did not have the obligation to absorb any of the losses of eBullion Trade that could potentially be significant to eBullion Trade (ASC 810-10-25-38A (b)).

Under Man Loong’s agreement with eBullion Trade, it is not possible for the total amount of the loan not to be repaid, because of the following.

1.
Of the 6,100,000 RMB loaned eBullion Trade, 5,000,000 was in a bank account designated by the GPME. Because of Man Loong’s arrangement with eBullion Trade and its sole shareholder, if the license application was rejected, Man Loong would receive these funds back. This was accomplished through Man Loong’s participating rights as described above; Man Loong had the ability to transfer these funds back to their account. Under no circumstances could eBullion Trade use these funds.

2.
600,000 RMB remained in the account for the payment to the GPME for the software license needed to transact business with the GPME, which payment would only be made if the license were approved and then, only when released by Man Loong.

3.
The balance of the funds, 500,000 RMB, was the only amount considered by Man Loong to be at risk, but the balance of the account was above this amount on the date of each reconsideration event because the equity owner of the Company continually added sufficient capital to fund eBullion Trade’s operations.

Our previous conclusion that Man Loong did not have the obligation to absorb the losses of eBullion Trade (ASC 810-10-25-38A(b)) was based on the following:

1.
At the time of the loan, which was the date Man Loong first evaluated eBullion Trade to determine if it was a VIE and subsequently whether Man Long was the primary beneficiary, eBullion Trade’s only asset was Man Loong’s variable interest and therefore, was not included in the determination of whether Man Loong has the obligation to absorb losses of eBullion Trade that could potentially be significant to eBullion Trade (ASC 810-10-20). In other words, eBullion Trade had no assets and therefore there could be no variability; and as a result, there could be no loss.

2.
The only non-variable interest assets of eBullion Trade after the date of the loan, other than cash deposited from its equity investor, were a small number of fixed assets. Therefore, the only variability in this asset would be depreciation, which we deemed to be insignificant.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully note that we are anxious to file a request for acceleration and would hope that with this last set of comments we have addressed all your open issues.

If you have any questions or need additional information, please feel free to contact me directly  at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow
Partner